

02006415

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III



SEC FILE NUMBER
8- 48724

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Churchill Financial, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1406 Browns Lane, Second Floor
(No. and Street)

Louisville	Kentucky	40207
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Hunter, Jr. 502-893-1780
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carpenter, Mountjoy & Bressler, PSC
(Name — *if individual, state last, first, middle name*)

2300 Waterfront Plaza	Louisville	Kentucky	40202-4256
(Address)	(City)	(State)	Zip Code)

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John J. Hunter, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Churchill Financial, LLC, as of 12/31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

John J Hunter, Jr.
Signature

VP
Title

Elizabeth Darlene McNutt
Notary Public

Mycommission expires November 6, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Churchill Financial, LLC

December 31, 2001

SEC
450 5th Street N.W.
Washington, D.C. 20549

SEC Midwest Regional Office
Citicorp Center
500 West Madison Street, Suite 1400
Chicago, IL 60661-2511

NASD Regulation, Inc.
Member Regulation Programs
Attention: Sherry Lawrence
9509 Key West Avenue, 3rd Floor
Rockville, MD 20850

Churchill Financial, LLC

Contents

Carpenter, Mountjoy & Bressler

Certified Public Accountants and Consultants

Independent Auditor's Report

Members
Churchill Financial, LLC

We have audited the accompanying statement of financial condition of Churchill Financial, LLC (the Company) as of December 31, 2001, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Churchill Financial, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carpenter, Mountjoy & Bressler, PSC

Louisville, KY
January 24, 2002

Carpenter, Mountjoy & Bressler, PSC
Offices in Covington, Frankfort, Lexington and Louisville
2300 Waterfront Plaza
Louisville, Kentucky 40202-4256

502-992-2700 • Fax 502-568-5626
mail@cmbcpa.com
www.cmbcpa.com

Churchill Financial, LLC

Statement of Financial Condition

As of December 31, 2001

ASSETS

Cash	$	141,176
Deposits with clearing firms		50,097
Receivable from brokers and dealers		167,906
Investments		16,300
Fixed assets, net of accumulated depreciation of $18,880		25,544
Total assets	$	401,023

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	38,723
Members' equity		362,300
Total liabilities and members' equity	$	401,023

See accompanying independent auditor's report and notes to financial statements.

Churchill Financial, LLC

Statement of Income

For the Year Ended December 31, 2001

Revenues:	
Commissions	$ 2,393,809
Dividend and interest income	4,590
	2,398,399
Expenses:	
Clearing fees	618,158
Occupancy and equipment rental	100,000
Compensation costs and guaranteed payments to partners	437,687
Other operating expenses	154,185
	1,310,030
Net income	$ 1,088,369

See accompanying independent auditor's report and notes to financial statements.

Churchill Financial, LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2001

Balance, beginning of year	$ 291,931
Net income	1,088,369
Distributions	(1,018,000)
Balance, end of year	$ 362,300

See accompanying independent auditor's report and notes to financial statements.

Churchill Financial, LLC

Statement of Cash Flows

For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 1,088,369
Depreciation	11,214
Increase in operating assets:	
Deposits with clearing firms	(97)
Receivable from brokers and dealers	(3,667)
Increase in operating liabilities:	
Accounts payable and accrued expenses	12,340
Net cash provided by operating activities	1,108,159
Cash flows from investing activities:	
Purchase of equipment	(16,879)
Net cash used in investing activities	(16,879)
Cash flows from financing activities:	
Member distributions	(1,018,000)
Net cash used in financing activities	(1,018,000)
Net increase in cash	73,280
Cash, beginning of year	67,896
Cash, end of year	$ 141,176

See accompanying independent auditor's report and notes to financial statements.

Churchill Financial, LLC

Notes to Financial Statements

For the Year Ended December 31, 2001

Note 1 – Nature of Business and Significant Accounting Policies

Churchill Financial, LLC (the Company) is a broker/dealer in securities registered with the Securities and Exchange Commission under the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii). These provisions provide that all funds and securities belonging to customers be handled by a correspondent broker/dealer.

The accounting policies followed by the Company are as follows:

Statement of Cash Flows

For purposes of this statement, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company is organized as a limited liability corporation and has elected to be taxed as a partnership for Federal income tax purposes. Therefore, net income is passed through to the members personally and accordingly the Company is not taxed with the exception of local taxes.

Use of Estimates

Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those reported.

Accounts Receivable

Management considers all accounts receivable to be collectible. Accounts receivable determined uncollectible will be written off when that determination is made.

Churchill Financial, LLC

Notes to Financial Statements, Continued

For the Year Ended December 31, 2001

Note 1 - Continued

Investments

Other investments consist of restricted equity securities and are recorded at the lower of cost or estimated net realizable value. Adjustments in carrying values, if any, are included in current period earnings.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis using an estimated useful life of three to five years.

Note 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2001 and the procedures followed in making the periodic computation required. At December 31, 2001, the Company had net capital of $319,753 and net capital requirements of $50,000. The ratio of aggregate indebtedness to net capital was 0.121 to 1 at December 31, 2001. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 – Possession or Control Requirements

The Company adheres to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by transmitting all customer funds and securities to the clearing broker who carries the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities.

Churchill Financial, LLC

Notes to Financial Statements, Continued

For the Year Ended December 31, 2001

Note 4 – Concentration of Risk

Substantially all commissions earned by the Company were received from trades directed by one investment management firm, Cullinan Associates, Inc. Certain members of the Company are also stockholders of Cullinan Associates, Inc. The Company's offices are located in the offices of Cullinan Associates, Inc. and the Company paid $100,000 in occupancy and equipment rental costs to a non-member stockholder of Cullinan Associates, Inc. for the year ended December 31, 2001.

Note 5 – Simplified Employee Pension Plan

The Company has a Salary Deferral Simplified Employee Pension plan (SAR-SEP), whereby it may (but is not required to) make discretionary contributions on behalf of employees who have been with the Company for two years or more. In addition, eligible employees may make contributions to the SEP. There were $44,432 Company contributions during 2001.

Schedule I

Churchill Financial, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2001

Net capital:	
Total members' equity	$ 362,300
Deduct nonallowable assets	26,095
Net capital before haircuts on securities positions (tentative net capital)	336,205
Haircuts on securities positions	16,452
Net capital	$ 319,753
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 38,723
Total aggregate indebtedness	$ 38,723
Computation of basic net capital requirement:	
Minimum net capital required	$ 50,000
Excess net capital	$ 269,753
Ratio: aggregate indebtedness to net capital	0.121 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 319,753
Net capital per above	$ 319,753

Carpenter,
Mountjoy&Bressler

Certified Public Accountants and Consultants

Independent Auditor's Report on Internal Control Structure Required
by SEC Rule 17a-5

Members
Churchill Financial, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Churchill Financial, LLC (the Company) for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal

Carpenter, Mountjoy & Bressler, PSC
Offices in Covington, Frankfort, Lexington and Louisville
2300 Waterfront Plaza
Louisville, Kentucky 40202-4256

502-992-2700 • Fax 502-568-5626
mail@cmbcpa.com
www.cmbcpa.com

control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of members, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Carpenter, Mountjoy & Bressler, PSC

Louisville, KY
January 24, 2002